                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                      TELESYSTEM INTERNATIONAL WIRELESS INC
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    879946101
                                 (CUSIP Number)

                              Michel Cordeau, Esq.
                    1250 Rene-Levesque Blvd. West, 38th Floor
                                Montreal, Quebec
                                 H3B 4W8 Canada

                            Tel. No.: (514) 397-8460
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  April 5, 2004
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[ ]

================================================================================
CUSIP NO. 879946101        13D                          Page 2 of 15 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CHARLES SIROIS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        CANADIAN CITIZEN
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          20,540,248
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               20,540,248
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,540,248
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
================================================================================

================================================================================
CUSIP NO. 879946101        13D                          Page 3 of 15 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TELESYSTEM HOLDINGS INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        QUEBEC CORPORATION
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          20,536,084
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               20,536,084
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,536,084
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
================================================================================

================================================================================
CUSIP NO. 879946101        13D                          Page 4 of 15 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TELESYSTEM LTD.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        QUEBEC CORPORATION
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          20,536,084
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               20,536,084
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,536,084
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.7%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
================================================================================

================================================================================
CUSIP NO. 879946101        13D                          Page 5 of 15 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         9111-1369 QUEBEC INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY
--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        QUEBEC CORPORATION
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
                          6,834,547
                 ---------------------------------------------------------------
   NUMBER OF         8  SHARED VOTING POWER
    SHARES                0
 BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH        9  SOLE DISPOSITIVE POWER
  REPORTING               6,834,547
 PERSON WITH     ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,834,547
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
================================================================================

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D dated April 9, 2004 is filed by Mr. Charles Sirois, Telesystem Holdings Inc. ("Telesystem Holdings"), Telesystem Ltd. ("Telesystem") and 9111-1369 Quebec Inc. ("9111-1369" and collectively with the foregoing, the "Reporting Persons") and relates to Common Shares of Telesystem International Wireless Inc., a Canadian corporation (the "Issuer") which has its principal executive offices at 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec H3B 4W8 Canada.

         This Amendment No. 3 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the Reporting Persons and refers only to information which has materially changed since the filing of Amendment No. 2 to the Schedule 13D by the Reporting Persons on March 15, 2002.

Item 2.  Identity and Background.
         -----------------------

         Item 2 has been amended and restated as follows.

         A.   Charles Sirois

              (a)  Charles Sirois
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) Chairman and President of Telesystem; principal business address is as listed in (b)

         B. Telesystem Holdings, a Quebec corporation, is a holding company. The business address of Telesystem Holdings is 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8.

         The Directors and Executive Officers of Telesystem Holdings, any persons who may be deemed to control Telesystem Holdings and each executive officer and director of any corporation or other person ultimately in control of Telesystem Holdings are as follows:

         1.   (a)  Charles Sirois, Director and President of Telesystem
                   Holdings.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) Chairman and President of Telesystem; principal business address is as listed in (b)

         2.   (a)  Denis Sirois, Director and Secretary of Telesystem Holdings.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c)  Lawyer; principal business address is as listed in (b)

         3.   (a)  Francois-Charles Sirois, Director of Telesystem Holdings.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8

              (c) Vice President and Chief Operating Officer of Gestion Charles Sirois Inc.; principal business address is as listed in (b)

         4.   (a)  Michel Cordeau; Assistant-Secretary of Telesystem Holdings.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c)  Attorney; principal business address is as listed in (b)

         5.   (a)  Daniel Cyr; Treasurer of Telesystem Holdings.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) Chartered accountant; principal business address is as listed in (b)

         C. Telesystem, a Quebec corporation, is a holding company. The business address of Telesystem is 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8.

            The Directors and Executive Officers of Telesystem, any persons who may be deemed to control Telesystem and each executive officer and director of any corporation or other person ultimately in control of Telesystem are as follows:

         1.   (a)  Charles Sirois, Director and President of Telesystem.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) Chairman and President of Telesystem; principal business address is as listed in (b)

         2.   (a)  Denis Sirois, Director and Secretary of Telesystem.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c)  Lawyer; principal business address is as listed in (b)

         3.   (a)  Bruno Ducharme, Director of Telesystem.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) President and Chief Executive Officer of the Issuer, principal business address is as listed in (b)

         4.   (a)  Denis M. Sirois, Director of Telesystem.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) Executive Vice-President of Exaclan Inc.; principal business address is as listed in (b)

         5.   (a)  Francois-Charles Sirois, Director of Telesystem.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8

              (c) Vice President and Chief Operating Officer of Gestion Charles Sirois Inc.; principal business address is as listed in (b)

         6.   (a)  Michel Cordeau; Assistant-Secretary of Telesystem.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c)  Attorney; principal business address is as listed in (b)

         7.   (a)  Daniel Cyr; Senior Vice-President & CFO of Telesystem.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) Chartered accountant; principal business address is as listed in (b)

         D. 9111-1369, a Quebec corporation, is a holding company. The business address of 9111-1369 is 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8.

         The Directors and Executive Officers of 9111-1369, any persons who may be deemed to control Telesystem Ltd. and each executive officer and director of any corporation or other person ultimately in control of 9111-1369 are as follows:

         1.   (a)  Charles Sirois, Director and President of 9111-1369
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) Chairman and President of Telesystem; principal business address is as listed in (b)

         2.   (a)  Denis Sirois, Secretary of 9111-1369
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c)  Attorney; principal business address is as listed in (b)

         3.   (a)  Michel Cordeau; Assistant-Secretary of 9111-1369
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c)  Attorney; principal business address is as listed in (b)

         4.   (a)  Daniel Cyr; Senior Vice-President & CFO of 9111-1369.
              (b) 1250 Rene-Levesque Blvd. West, 38th Floor, Montreal, Quebec, H3B 4W8
              (c) Chartered accountant; principal business address is as listed in (b)

     All Reporting Persons
     ---------------------

(f) Unless otherwise indicated, each of the persons named above is a citizen of, or entity organized in, Canada.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 has been amended and restated as follows.

         The Common Shares of the Issuer owned by directly by Telesystem Ltd. were purchased with existing funds of Telesystem and with funds from the sale of a debenture issued by Telesystem in favor of Caisse de depot et placement du Quebec ("Caisse") in principal amount of CDN$152,220,000 (See Item 6) (the "Debenture"). The Common Shares of the Issuer owned directly by 9111-1369 were purchased for an aggregate purchase price of approximately CDN$20.9 million, with funds it acquired through a loan from Capital Communications CDPQ Inc. ("CDPQ"). The loan is secured by a charge on the Common Shares of the Issuer held by 9111-1369.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 has been amended and restated as follows.

         The Transaction was done for investment purposes and the Reporting Persons could increase or decrease their investment in the Issuer depending on market conditions or any other relevant factor.

(a) As described in Item 6, Telesystem has issued the Debenture to Caisse, which is exchangeable for 15,850,000 Common Shares. Caisse, in its sole discretion, may exchange this Debenture at any time until the later of June 30, 2004 or a date ending 60 days after the closure of any secondary offering that may be done by the Issuer by prospectus before June 30, 2004. At maturity, Telesystem may repay the Debenture in cash or require Caisse to proceed with the exchange of the Debenture.

(d) Pursuant to the Amended and Restated Investor Rights Agreement dated January 24, 2002 (as amended, the "IRA") (a copy of which has been incorporated by reference into this Schedule 13D/A as Exhibit 7 and which is hereby incorporated by reference into this Item 4), on March 5, 2002 the Issuer (i) caused a reduction of the size of its Board of Directors (the "Board") to eight (8) members, (ii) caused the appointment to the Board of the nominees of the Investors (as defined in Item 6) and the nominees provided by the Board, as provided for under the IRA, who are not already members of the Board, and (iii) caused to be executed such documentation as is legally or otherwise required to effect the foregoing.

         On March 5, 2002, pursuant to the terms of the IRA, (x) the entities comprising JP Morgan, collectively, and (y) each of UFI, Telesystem and CDPQ, individually, nominated candidates for appointment or election to the Board as follows:

              CDPQ - 1 Board member
              Telesystem - 2 Board members
              JP Morgan Investors - 2 Board members

               UFI - 1 Board member;

         Subject to (a) the requirements of the Canada Business Corporation Act and the rules of The Toronto Stock Exchange and The Nasdaq Stock Market (or the NASD), as applicable, and (b) the additional requirements of the IRA, the Board shall have the right to nominate for election or appointment to the Board any other individual persons required to bring the number of directors on the Board to eight (8) members; provided, however, that such other individual persons so nominated for election or appointment by the Board shall at all times consist of, to the extent practicable, persons who (i) are independent of the Issuer's management, the Investors and the Issuer, and (ii) possess substantial industry or other experience relevant or applicable to the strategic decision making of the Issuer.

         Pursuant to the IRA, each Investor covenanted and agreed with the other Investors to vote all of its Shares in favor of the nominees put forward for election by each Investor and the Board in accordance with the IRA at each of the Issuer's duly constituted shareholders' meetings at which members of the Board are to be elected, and each Investor and the Issuer shall use their respective best efforts to cause any vacancy on the Board to be filled by a nominee of the Investor, or the Board, as the case may be, entitled to fill that vacancy. Nothing in the IRA requires any Party thereto to grant a proxy in favor of another Party thereto or to management of the Issuer.

         On September 25, 2003, as a result of CDPQ's sale of all of its securities in the Issuer, the IRA was amended to provide for the termination of the rights and obligations of CDPQ under the IRA including the right to appoint a member to the Board.

         On March 17, 2004, the IRA was further amended and restated (a copy of which has been incorporated by reference into this Schedule 13D/A as
         Exhibit 11 and incorporated by reference into this Item 4) to provide for the addition of EEIF Melville B.V. and certain of its affiliates as parties to the IRA and in particular, to evidence the agreement of the parties to vote in favor of EEIF's nominee to the Board.

         In addition, the Investors have agreed that in the event CDPQ acquires a significant amount of shares in the Issuer the IRA may be further amended to provide for the addition of CDPQ and certain of their affiliates to again be a party to the IRA and in particular, to evidence the agreement of the parties to vote in favor of CDPQ's nominee to the Board.

         Pursuant to the IRA, the Issuer is subject to the approval of either two thirds or three quarters of the votes cast by the members of the Board present and eligible to vote for certain of its corporate decisions. In addition, if any of the Investors, either individually or as part of a group (the "Co-Sale Group") of two or more Investors acting jointly and in concert (such individual Investor or Co-Sale Group member being the "Co-Sale Offeree") proposes to transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, either voluntarily or involuntarily and with or without consideration Shares ("Transfer"), or receives an offer to Transfer (that it wishes to accept), to any third party (the "Co-Sale Offeror") Shares of such Investor that either alone, or together with any other Co-Sale Offeree, represent more than 15% of the total equity securities of the Issuer issued and outstanding as of the date of such offer, the Co-Sale Offeree, either for itself or on behalf of the Co-Sale Group, shall, notify the other Investors of the material terms and conditions of such offer.

         No Co-Sale Offeree shall Transfer any Shares to the Co-Sale Offeror unless each Investor (other than any Co-Sale Offeree) who desires to do so is permitted to Transfer its respective pro rata amount (based upon the aggregate number of Voting Securities of the Issuer outstanding at such time and held by all Investors) of the aggregate number of Voting Securities to which the Co-Sale Offer relates.

         Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relates to, or would result in, any of the actions specified in clauses (b), (c) or (e) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions, which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Commons Shares to cease to be listed on Nasdaq or causing the Issuer's Common Shares to become eligible for termination of registration under
Section 12(g) of the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 has been amended and restated as follows.

9111-1369 Quebec Inc.
---------------------

(a) As reported in Amendment No. 2 to the Schedule 13D by the Reporting Persons on March 15, 2002 ("Amendment No. 2"), 9111-1369 held 34,172,739 Subordinate Voting Shares of the Issuer. The Subordinate Voting Shares of the Issuer were redesignated as Common Shares and were consolidated at a 1 to 5 ratio. As a result thereof, 9111-1369 now owns 6,834,547 Common Shares or 4.9% of the outstanding Common Shares of the Issuer.

(b) 9111-1369 Quebec Inc. has the sole power to vote or direct the vote of 6,834,547 Common Shares and the sole power to dispose of or direct the disposition of such shares.

Telesystem Ltd.
---------------

(b) As reported in Amendment No. 2, Telesystem held 94,592,680 Subordinate Voting Shares (because the 4,167,953 Unit Warrants reported on that Amendment No. 2 as owned by Telesystem were not exercised and have expired). The Subordinate Voting Shares of the Issuer were redesignated as Common Shares and were consolidated at a 1 to 5 ratio. As a result thereof, Telesystem owned, prior to the Transaction (as defined below), 18,918,535 Common Shares of the Issuer. As a result of the sale by Telesystem of 4,536,520 and 680,478 Common Shares pursuant to the Transaction, Telesystem now owns 13,701,537 Common Shares of the Issuer. As the sole shareholder of 9111-1369,

         Telesystem is deemed to beneficially own the 6,834,547 Common Shares owned by 9111-1369 for a total of 20,536,084 Common Shares or 14.7% of the outstanding Common Shares of the Issuer.

(c) Telesystem has the sole power to vote or direct the vote of 20,536,084 Common Shares and the sole power to dispose of or direct the disposition of such shares.

Telesystem Holdings Inc.
------------------------

(a) As the sole shareholder of Telesystem, Telesystem Holdings is deemed to beneficially own the 20,536,084 Common Shares beneficially owned by Telesystem As the controlling shareholder of Telesystem, Telesystem Holdings is deemed to beneficially own 14.7% of the outstanding Common Shares.

(b) As the sole shareholder of Telesystem, Telesystem Holdings, is deemed to have the sole power to vote or direct the vote of 20,536,084 Common Shares and the sole power to dispose of or direct the disposition of such shares.

Charles Sirois
--------------

(a) Charles Sirois is the owner of 1,010 Common Shares directly and of 3,154 Common Shares through his RRSP (Registered Retirement Savings
         Plan). As the controlling shareholder of Telesystem Holdings, Mr. Sirois is also deemed to beneficially own the 20,536,084 Common Shares beneficially owned by Telesystem Holdings for a total of 20,540,248 Common Shares. As the controlling shareholder of Telesystem Holdings, Mr. Sirois is deemed to beneficially own 14.7% of the outstanding Common Shares.

(b) Mr. Sirois has the sole power to vote or direct the vote of 4,164 Common Shares and the sole power to dispose of or direct the disposition of such shares. As the controlling shareholder of Telesystem Holdings, Mr. Sirois is deemed to have the sole power to vote or direct the vote of an additional 20,536,084 Common Shares for a total of 20,540,248 Common Shares and the sole power to dispose of or direct the disposition of such shares.

         All Reporting Persons
         ---------------------

(c) Telesystem sold 4,536,520 Common Shares of the Issuer on March 25, 2004 and 680,478 Common Shares of the Issuer on April 5, 2004 for a price of $9.50 per share pursuant to a Secondary Offering qualified by a Short-term Base Prospectus and Supplemented Short-Term Form Prospectus of the Issuer dated March 18, 2004 (the "Transaction"). The proceeds of the sale of the Common Shares were used to repay a portion of the Debenture (See Item 6).

         Proceeds of the sale were received from the underwriters pursuant to an underwriting agreement dated March 18, 2004 between the underwriters, the Issuer, Telesystem and the other selling shareholders pursuant to the Secondary Offering referred to in the preceding paragraph.

(d)      Not applicable.

(e) 9111-1369 ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer on April 5, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         --------------------------------------------------------------

         Item 6 has been amended and restated as follows.

         On February 13, 2001, Telesystem issued to Caisse de depot et placement du Quebec a Debenture in principal amount of CDN$152,220,000 which, subject to certain terms and conditions, was exchangeable for a variable number of Common Shares of the Issuer owned by Telesystem based on the then market value of such Common Shares.

         Following an amendment to the terms and conditions of the Debenture on February 26, 2004, the Debenture of Telesystem is exchangeable for 15,850,000 Common Shares and will expire on the later of June 30, 2004 or a date ending 60 days after the closure of any secondary offering that may be done by the Issuer by prospectus before June 30, 2004.

         Following the Transaction, the proceeds of the sale of 4,536,520 and 680,478 Common Shares by Telesystem were used to reimburse a portion of the Debenture. As a result of such reimbursement, the principal amount of the Debenture is now CDN$102,117,070 and the number of Common Shares for which it can be exchanged has been reduced to 10,632,942 shares.

         On March 31, 2001, Telesystem Holdings issued to Capital Communications CDPQ Inc. a Debenture in principal amount of CDN$43,991,393 which, subject to certain terms and conditions, is exchangeable for 159,388 Common Shares of the Issuer owned by Telesystem. The Debenture is exchangeable at any time but Capital Communications CDPQ Inc. has agreed not to exchange the Debenture before August 1, 2004 provided that Telesystem Holdings is not in default.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

Exhibit 10 Joint Filing Agreement dated as of April 8, 2004 among the
           Reporting Issuers.

Exhibit 11 Second Amended and Restated Investor Rights Agreement, dated March
           17, 2004, among the Issuer and the Investors named therein (incorporated by reference to Exhibit 15 to Schedule 13D/A (Amendment No. 5), filed March 26, 2004, by JP Morgan Partners BHCA LP).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2004



CHARLES SIROIS


    /s/ Charles Sirois
    ----------------------------------
        Charles Sirois



TELESYSTEM LTD.


By: /s/ Charles Sirois
   ----------------------------------
   Name:  Charles Sirois
   Title: President

TELESYSTEM HOLDINGS INC.


By: /s/ Charles Sirois
   ----------------------------------
   Name:  Charles Sirois
   Title: President

9111-1369 QUEBEC INC.


By: /s/ Charles Sirois
   ----------------------------------
   Name:  Charles Sirois
   Title: President